Release: Immediate, March 19, 2003

CANADIAN PACIFIC RAILWAY ANNOUNCES US$250 MILLION DEBT OFFERING

CALGARY – Canadian Pacific Railway (TSX/NYSE: CP) announced today the terms of a US$250 million debt offering. The net proceeds of the offering will be used to repay substantially all of the principal amount of US$250 million 6.875% Debentures, which were issued in April 1993 and mature on April 15, 2003.

The debt will be issued as US$250 million 5.75% Debentures due March 15, 2033. CPR expects to close the financing on March 24, 2003.

The financing is being conducted in the United States under Canadian Pacific Railway Company’s previously filed shelf registration statement, which allows for the issuance of up to US$1 billion of debt securities.

Salomon Smith Barney Inc. is sole book-running manager for the offering. Salomon Smith Barney Inc. and Banc of America Securities LLC are joint lead managers. Other managers are RBC Dominion Securities Corporation, Scotia Capital USA Inc., TD Securities (USA) Inc., Wachovia Securities, Inc., Banc One Capital Markets, Inc., and HSBC Securities (USA) Inc.

Canadian Pacific Railway’s 14,000-mile network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into the Chicago hub from the East and West coasts. Alliances with other carriers extend CPR’s market reach beyond its own network and into the major business centres of Mexico.

end

Contacts:
Media	Investment Community
Len Cocolicchio	Paul Bell, Vice-President, Investor Relations
Tel.: (403) 319-7591	Tel.: (403) 319-3591
len_cocolicchio@cpr.ca	investor@cpr.ca